Mail Stop 4561

      February 22, 2006

Gregory Myers
Chief Financial Officer and
Senior Vice President
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

	Re:	Symantec Corporation
   Form 10-K for the Fiscal Year Ended
   April 1, 2005
		Filed June 15, 2005
   Form 10-Q for the fiscal quarters ended
   July 1, 2005 and September 30, 2005
		File No. 000-17781

Dear Mr. Myers:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended March 31, 2005

Item 9A: Controls and Procedures, page 48

1. We note your definition of "disclosure controls and procedures" included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similar limitations are also noted in your quarterly filings on Forms 10-Q.
The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your 10-K and 10-Q`s.

Note 5. Investments

Cash Equivalents and Short-Term Investments, page 80

2. We note in the table presented on page 80 that the amounts classified as cash equivalents do not agree with the amounts reported for the same period in your fiscal year 2004 10-K and that the aggregate fair value of the amount of cash equivalents and short-term investments at March 31, 2004 also does not agree with the amounts reported for the same period in your fiscal year 2004 10-K. We also note similar differences in your statement of cash flows for the year ending March 31, 2004. Tell us the reasons for these differences and why you have not provided any disclosure related to these differences.

Note 6. Convertible Subordinated Notes, page 80

3. We note that your 3% convertible notes due November 1, 2006 that were converted/redeemed on November 4, 2004 were convertible into a fixed number of shares subject to certain adjustments. Tell us how you considered applying the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of the convertible subordinated notes were embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 prior to conversion/redemption.

Form 10-Q for the Quarter Ended September 30, 2005 filed November
9,
2005

Note 6. Convertible Subordinated Notes, page 22

4. We note that you assumed the $520 million Veritas 0.25% convertible subordinated notes due August 1, 2013. Tell us how you considered applying the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of the convertible subordinated notes are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

5. We also note that it appears that the 0.25% convertible subordinated notes may contain other embedded derivatives that you should evaluate under SFAS 133. Tell us how you evaluated whether the redemption rights and repurchase options were embedded derivatives that should be separated from the debt host and accounted for at fair value under SFAS 133.

6. Please note, pursuant to the comments above relating to your convertible debt you should provide us a thorough analysis of all the provisions of your debt instruments and warrants in order to determine whether there are any provisions that may be derivatives.
In your response address the relevant information in Section II B of
Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. Revise your disclosures where necessary to clarify your accounting for these instruments.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Gregory Myers
Symantec Corporation
February 22, 2006
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